SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In September, 2009. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			7,101		0.0020	0.0012
ADR (*)	Preferred			299,426 (1)		0.1107	0.0485
Shares	Common			126,062		0.0364	0.0204
Shares	Preferred			646,749		0.2392	0.1048
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Itaú Corretora	Sell	14	100	119.43	11,943.00
Shares	Common	Itaú Corretora	Sell	14	67	119.20	7,986.40
			Total Sell		167		19,929.40
Shares	Preferred	Itau Corretora	Sell	04	45	137.00	6,165.00
Shares	Preferred	Itau Corretora	Sell	04	100	137.02	13,702.00
Shares	Preferred	Itau Corretora	Sell	09	20	138.50	2,770.00
Shares	Preferred	Itau Corretora	Sell	09	200	138.60	27,720.00
Shares	Preferred	Itau Corretora	Sell	09	100	138.65	13,865.00
Shares	Preferred	Itau Corretora	Sell	11	100	142.54	14,254.00
Shares	Preferred	Itau Corretora	Sell	11	40	142.40	5,696.00
Shares	Preferred	Itaú Corretora	Sell	11	27	138.20	3,731.40
Shares	Preferred	Itaú Corretora	Sell	11	100	138.50	13,850.00
			Total Sell		732		101,753.40

ADR (*)	Preferred	Direct w/ company	Buy	11	3,467	US$ 71.57	US$ 248,191.00
ADR (*)	Preferred	Direct w/ company	Buy	11	3,853	US$ 64.41	US$ 248,191.00
			Total Buy		7,320		US$ 496,382.00
Shares	Preferred	Direct w/ company	Buy	11	2,670	133.99	357,753.30
Shares	Preferred	Direct w/ company	Buy	11	2,966	120.59	357,672.91
Shares	Preferred	Direct w/ company	Buy	11	14,128	133.99	1,893,010.72
Shares	Preferred	Direct w/ company	Buy	11	15,698	120.59	1,893,037.52
Shares	Preferred	Direct w/ company	Buy	11	969	133.99	129,836.31
Shares	Preferred	Direct w/ company	Buy	11	1,076	120.59	129,755.92
Shares	Preferred	Direct w/ company	Buy	11	1,802	133.99	241,449.98
Shares	Preferred	Direct w/ company	Buy	11	2,001	120.59	241,302.59
Shares	Preferred	Direct w/ company	Buy	11	2,669	133.99	357,619.31
Shares	Preferred	Direct w/ company	Buy	11	2,966	120.59	357,672.91
Shares	Preferred	Direct w/ company	Buy	11	1,724	133.99	230,998.76
Shares	Preferred	Direct w/ company	Buy	11	1,914	120.59	230,811.17
Shares	Preferred	Direct w/ company	Buy	11	1,724	133.99	230,998.76
Shares	Preferred	Direct w/ company	Buy	11	1,914	120.59	230,811.17
Shares	Preferred	Direct w/ company	Buy	11	3,618	133.99	484,775.82
Shares	Preferred	Direct w/ company	Buy	11	4,020	120.59	484,775.82
Shares	Preferred	Direct w/ company	Buy	11	1,724	133.99	230,998.76
Shares	Preferred	Direct w/ company	Buy	11	1,914	120.59	230,811.17
Shares	Preferred	Direct w/ company	Buy	11	1,723	133.99	230,864.77
Shares	Preferred	Direct w/ company	Buy	11	1,915	120.59	230,931.77
			Total Buy		69,135		8,775,889.44

Final Balance
Securities/ Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class	Total
ADR (*)	Common	7,101	0.0020	0.0012
ADR (*)	Preferred	306,746	0.1134	0.0497
Shares	Common	125,895	0.0363	0.0204
Shares	Preferred	715,152	0.2645	0.1159

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*)	Each ADR is equivalent to 1 (one) share.

(1) Added in the initial position 11,891 ADRs not reported in previous months, related to acquisitions due to the exercise of options of Plan Shares, but not mentioned when the person became staff director

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In  September, 2009, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			314,800,878		90.8268	51.0222
Shares	Preferred			125,741,381		46.5031	20.3799
Simple Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures			1,309		1.0488	0.6338
Transactions in the month
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Credit Suisse	Buy	01	20,800	118.00	2,454,400.00
Shares	Common	Credit Suisse	Buy	01	21,200	118.50	2,512,200.00
Shares	Common	Credit Suisse	Buy	03	10,000	117.00	1,170,000.00
Shares	Common	Credit Suisse	Buy	04	800	117.00	93,600.00
Shares	Common	Credit Suisse	Buy	08	100	116.74	11,674.00
Shares	Common	Credit Suisse	Buy	08	100	116.75	11,675.00
Shares	Common	Credit Suisse	Buy	08	100	116.79	11,679.00
Shares	Common	Credit Suisse	Buy	08	200	116.80	23,360.00
Shares	Common	Credit Suisse	Buy	08	100	116.81	11,681.00
Shares	Common	Credit Suisse	Buy	08	200	116.82	23,364.00
Shares	Common	Credit Suisse	Buy	08	200	116.83	23,366.00
Shares	Common	Credit Suisse	Buy	08	100	116.84	11,684.00
Shares	Common	Credit Suisse	Buy	08	200	116.86	23,372.00
Shares	Common	Credit Suisse	Buy	08	100	116.87	11,687.00
Shares	Common	Credit Suisse	Buy	08	400	116.90	46,760.00
Shares	Common	Credit Suisse	Buy	08	200	116.93	23,386.00
Shares	Common	Credit Suisse	Buy	08	200	116.94	23,388.00
Shares	Common	Credit Suisse	Buy	08	100	116.97	11,697.00
Shares	Common	Credit Suisse	Buy	08	100	116.98	11,698.00
Shares	Common	Credit Suisse	Buy	08	4,900	117.00	5,136,300.00
			Total Buy		99,100		11,646,971.00
Shares	Preferred	Direct w/ company	Buy	11	4,423	133.99	592,637.77
Shares	Preferred	Direct w/ company	Buy	11	4,914	120.59	592,584.17
			Total Buy		9,337		1,185,221.94
Final Balance
Securities/ Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			314,899,978		90.8554	51.0383
Shares	Preferred			125,750,718		46.5066	20.3814
Simple Debentures	2nd tranche due in 6 years, of nominative book entry, non-share convertible, subordinated debentures			1,309		1.0488	0.6338

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note: These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In September  2009, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000
Total
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note: These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer